Milestone Properties, Inc.
150 East Palmetto Park Road - 4th Floor
Boca Raton, FL 33432

                                                          FOR IMMEDIATE RELEASE

Boca Raton, Florida, April 2, 2001 -- Milestone Properties, Inc. (Over-The-Counter Bulletin Board: MPRP) announced today that its Board of Directors has approved a definitive merger agreement pursuant to which Milestone will be acquired by Concord Assets Group, Inc. which is owned by Leonard S. Mandor and Robert A. Mandor. Concord Assets Group, Inc. together with its affiliates, including Leonard Mandor and Robert Mandor (the "Acquisition Group"), beneficially own approximately 68.8% of Milestone's outstanding common stock. In addition, Leonard Mandor is Milestone's Chairman and Chief Executive Officer and Robert Mandor is Milestone's President and Chief financial Officer and also a director of Milestone. Under the merger agreement each public shareholder, other than the Acquisition Group, will receive in cash $2.65 per share of common stock owned and each holder of Milestone's Series A Preferred Stock will receive per share in cash $2.65 multiplied by the number of shares of common stock into which such holder's shares of Series A Preferred Stock may be converted.

Milestone entered into the merger agreement following Board of Directors approval based in part upon the unanimous recommendation of a special committee comprised of non-management directors of Milestone's Board of Directors. The special committee has received an opinion from Brooks, Houghton, Securities,Inc. that the price of $2.65 per share is fair from a financial point of view to the stockholders other than Leonard Mandor, Robert Mandor and their affiliates.

Notwithstanding its recommendation and consistent with the terms of the merger agreement, if the special committee concludes that the failure to provide information to, or engage in discussions with any other parties, interested in a possible acquisition of the Company, would be inconsistent with its fiduciary duties to Milestone's stockholders, the special committee may provide information to, and engage in discussions and negotiations with such interested parties. Under specified circumstances, Milestone has the right to terminate the merger agreement and to enter into an agreement with a party proposing a competing transaction. The Acquisition Group possesses sufficient voting power to approve the transaction contemplated by the merger agreement and to approve or disapprove any competing transaction approved by the special committee.

Completion of the transaction is subject to customary closing conditions, including stockholder approval. The transaction is not subject to any financing contingency. Milestone stockholder approval will be solicited by means of a proxy statement, which will be mailed by Milestone to stockholders upon completion of the required Securities and Exchange Commission filing and review process.



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Milestone  stockholders  are advised to read the proxy  statement  regarding the merger when it becomes available because it will contain important information. Milestone stockholders will be able to obtain a free copy of the proxy statement (once available) and other related documents filed by Milestone at the SEC's website www.sec.gov. The proxy statement and the related documents may also be obtained from Milestone, Inc., Milestone Properties, Inc., 150 East Palmetto Park Road - 4th Floor Boca Raton, FL 33432 Attention: Investor Relations.

Milestone, directly and through its wholly owned subsidiaries, is engaged in the business of owning, acquiring, managing, developing and investing in real estate and real estate related assets.

This report contains certain statements, including statements regarding the conditions to the merger as well as the approval of the proposed transaction by various parties, that are forward-looking statements that represent the expectations or beliefs of Milestone concerning future results. Investors are cautioned that reliance on forward-looking statements involves risks and uncertainties, and although Milestone believes that the assumptions on which the forward-looking statements contained herein are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based upon those assumptions also could be incorrect. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements contained in the Milestone Properties, Inc. filings with the Securities and Exchange Commission.


FOR MORE INFORMATION, CONTACT:
Karen Renza, Director of Stockholder Services
Milestone Properties, Inc.
Tel: 561 394 9533   Fax: 561 392 8311